Articles Of Amendment Of
Grant Hartford Corporation
A Montana Business Corporation

Articles of Amendment to the Articles of Incorporation of Grant Hartford Corporation are herein executed by said Corporation, pursuant to the provisions of the Montana Business Corporation Act, as follows:

1.     Articles of Amendment to the Articles of Incorporation of Grant Hartford Corporation are herein executed by said Corporation, pursuant to the provisions of the Montana Business Corporation Act, as follows:

1.

The authorized capital stock of the said Corporation shall be two classes of stock, with one class being known as "Common Stock" and the second class being known as "Preferred Stock", with the following attributes:

A.	The Common Stock of the Corporation shall be divided into 100,000,000 shares of no par value and shall have one vote per share.

B.	The Preferred Stock of the Corporation shall be divided into 50,000,000 shares with a par value of $0.0001 per share and may be issued in series.

2.

The Board of Directors shall be delegated the power to designate the manner of issuing and the sale price per share of the Common Stock and Preferred Stock and shall also have the power to issue such stock in series and determine the specific preferences on each series of Preferred Stockissued.

The date of adoption of said amendment was September 4, 2008 and the amendment was adopted at a duly called Meeting of Shareholders. There were at the record date 21,450,195 issued and outstanding shares of common stock. There were represented at the shareholders' meeting in person or by proxy a total of 20,505,650. A total of 19,245,650 votes were cast in favor of the amendment, and 101,000 votes were cast against the amendment. No further approvals are required by the Articles of Incorporation, the Bylaws or the corporation or the agreement with any person.

Dated this 7thday of April, 2009.

/s/David L. Gilmer
David L. Gilmer, Secretary